MIND C.T.I. LTD.
(An Israeli Corporation)
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR 2010

MIND C.T.I. LTD.
(An Israeli Corporation)
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR 2010

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3

CONSOLIDATED FINANCIAL STATEMENTS:
Balance sheets	F-4
Statements of operations	F-5
Statements of changes in shareholders’ equity	F-6
Statements of cash flows	F-7
Notes to financial statements	F-8-27

The amounts are stated in U.S. dollars ($) in thousands.

Deloitte.
Brightman Almagor Zohar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
MIND C.T.I.

We have audited the accompanying consolidated balance sheets of MIND C.T.I. ("the Company") and its subsidiaries as of December 31, 2010 and 2009 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
May 19, 2011

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Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.

Brightman Almagor Zohar & Co. is a member firm of Deloitte Touche Tohmatsu

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
MIND C.T.I. LTD.

We have audited the consolidated statement of operations of Mind C.T.I. Ltd. (the “Company”) and its subsidiaries, changes in shareholders’ equity and cash flow for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of the Company and its subsidiaries operations and their cash flow for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	/s/Kesselman & Kesselman
March 9, 2009	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity

MIND C.T.I. LTD
CONSOLIDATED BALANCE SHEETS

		December 31,
		2010	2009
	Note	U.S. $ in thousands
ASSETS
CURRENT ASSETS:	9
Cash and cash equivalents	9a	$17,582	$15,995
Short term bank deposits		2,905	2,183
Accounts receivable, net	9b
Trade		1,585	1,246
Other		154	201
Prepaid expenses		164	91
Deferred cost of revenues		199	141
Other current assets		30	34
Total current assets		22,619	19,891

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Severance pay fund	5	1,512	1,208
Deferred cost of revenues		66	125
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	2	834	1,043

INTANGIBLE ASSETS, net of accumulated amortization	4	-	655
GOODWILL	3	5,430	6,029
Total assets		$30,461	$28,951

Liabilities and shareholders’ equity
CURRENT LIABILITIES:	9
Accounts payable and accruals:
Trade		$244	$450
Other	9c	1,236	1,581
Deferred revenues		3,020	2,545
Total current liabilities		4,500	4,576
LONG TERM LIABILITIES :
Deferred revenues		276	216
Employee rights upon retirement	5	1,702	1,472
Total liabilities		6,478	6,264

SHAREHOLDERS’ EQUITY:	7
Share capital		54	54
Additional paid-in capital		35,633	39,105
Differences from translation of foreign currency financial statements of a subsidiary		(1,140)	(1,052)
Treasury shares		(2,800)	(2,800)
Accumulated deficit		(7,764)	(12,620)
Total shareholders’ equity		23,983	22,687
Total liabilities and shareholders’ equity		$30,461	$28,951

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

		Years ended December 31,
		2010	2009	2008
	Note	U.S. dollars in thousands, except per share data

REVENUES:	10a
Sales of licenses		$6,553	$6,135	$6,191
Services		13,333	11,439	13,282
		19,886	17,574	19,473
COST OF REVENUES
Cost of sales of licenses		443	483	387
Cost of services		5,724	5,930	5,739
		6,167	6,413	6,126

GROSS PROFIT		13,719	11,161	13,347

RESEARCH AND DEVELOPMENT EXPENSES	10b	4,057	4,448	6,163

SELLING AND MARKETING EXPENSES	10c	2,119	2,220	3,320

GENERAL AND ADMINISTRATIVE EXPENSES	10d	1,555	2,324	2,475

IMPAIRMENT OF GOODWILL	3	586	-	3,498

IMPAIRMENT OF INTANGIBLE ASSET	4	407	-	185

OPERATING INCOME (LOSS)		4,995	2,169	(2,294)

FINANCIAL INCOME (EXPENSES):

AUCTION RATE SECURITIES SETTLEMENT	10e	-	18,500	-
IMPAIRMENT OF AUCTION RATE SECURITIES		-	(941)	(4,172)
OTHER FINANCIAL INCOME - net	10f	49	256	568

INCOME (LOSS) BEFORE TAXES ON INCOME		5,044	19,984	(5,898)
TAXES ON INCOME	8	188	197	525

NET INCOME (LOSS) FOR THE YEAR		$4,856	$19,787	$(6,423)

EARNINGS (LOSS) PER ORDINARY SHARE -	10g
Basic and diluted		$0.26	$1.04	$(0.30)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER ORDINARY SHARE – IN THOUSANDS	10g

Basic		18,467	19,012	21,473

Diluted		18,613	19,012	21,473

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Differences from
				translation of
	Share capital			foreign currency
	Number		Additional	financial
	Outstanding		paid-in	Accumulated	Accumulated	Treasury
	of shares	Amount	capital	deficit	deficit	shares	Total
	In thousands		U.S. dollars in thousands

BALANCE AS OF JANUARY 1, 2008	21,594	$54	$57,880	$(141)	$(25,984)	-	$31,809
CHANGES DURING 2008:
Translation adjustments	-	-	-	(1,183)		-	(1,183)
Loss	-	-	-	-	(6,423)	-	(6,423)
Total comprehensive loss	-	-	-	-	-	-	(7,606)
Dividend paid (Note 7c)	-	-	(4,319)	-	-	-	(4,319)
Employees share based compensation
expenses	-	-	181	-	-	-	181
Cost of acquisition of treasury shares	(2,100)	*	-	-	-	$(1,631)	(1,631)
BALANCE AS OF DECEMBER 31, 2008	19,494	54	53,742	(1,324)	(32,407)	(1,631)	18,434
CHANGES DURING 2009:
Translation adjustments	-	-	-	272	-	-	272
Net income	-	-	-	-	19,787	-	19,787
Total comprehensive income	-	-	-	-	-	-	20,059
Dividend paid (Note 7c)	-	-	(14,780)	-	-	-	(14,780)
Employees share based compensation
expenses	-	-	143	-	-	-	143
Cost of acquisition of treasury shares	(1,065)	*	-	-	-	(1,169)	(1,169)
BALANCE AS OF DECEMBER 31, 2009	18,429	54	39,105	(1,052)	(12,620)	(2,800)	22,687
CHANGES DURING 2010:
Translation adjustments	-	-	-	(88)	-	-	(88)
Net income	-	-	-	-	4,856	-	4,856
Total comprehensive income							27,455
Dividend paid (Note 7c)	-	-	(3,686)	-	-	-	(3,686)
Employees share based compensation
expenses	-	-	139	-	-	-	139
Employee stock options exercised	66	*	75	-	-	-	75
BALANCE AS OF DECEMBER 31, 2010	18,495	$54	$35,633	$(1,140)	$(7,764)	$(2,800)	$23,983

* Represents an amount less than $ 1,000.
The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Years ended December 31
	2010	2009	2008
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$4,856	$19,787	$(6,423)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Auction rate securities settlement	-	(18,500)	-
Depreciation and amortization	582	778	1,088
Impairment of auction rate securities	-	941	4,172
Impairment of goodwill	586	-	3,498
Impairment of intangible asset	407	-	185
Deferred income taxes, net	-	113	248
Accrued severance pay	134	39	190
Capital gain on sale of property and equipment, net	(15)	(10)	(40)
Employees share based compensation	139	143	181
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(352)	2,265	1,321
Other	44	(51)	128
Decrease (increase) in prepaid expenses and deferred cost of revenues	(74)	270	(463)
Decrease in inventories	4	2	8
Decrease in accounts payable and accruals:
Trade	(207)	(19)	(262)
Other	(336)	(169)	(553)
Increase in deferred revenues	536	677	834
Net cash provided by operating activities	6,304	6,266	4,112

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from settlement of auction rate securities	-	18,500	-
Purchase of property and equipment	(171)	(367)	(436)
Severance pay funds	(208)	(416)	(213)
Investment in short-term bank deposits	(722)	(2,183)
Proceeds from sale of property and equipment	40	194	207
Net cash provided by (used in) investing activities	(1,061)	15,728	(442)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cost of acquisition of treasury shares	-	(1,169)	(1,631)
Employee stock options exercised	75	-	-
Dividend paid	(3,686)	(14,780)	(4,319)
Net cash used in financing activities	(3,611)	(15,949)	(5,950)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(45)	228	(388)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,587	6,273	(2,668)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	15,995	9,722	12,390

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$17,582	$15,995	$9,722
SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NON-CASH ACTIVITIES -
Cash paid during the year for income tax	$190	$85	$111
Supplier's credit received during the year for the purchase of property, plant and equipment	$-	$-	$8
The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1       -  SIGNIFICANT ACCOUNTING POLICIES (continued):

a.        General:

1)       Nature of operations

MIND C.T.I. Ltd. (the “Company”) is an Israeli company, which together with its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates billing and customer care systems, including consulting and managed services, primarily to wireless, wireline, next-generation service providers throughout the world. The Company also provides a call management system used by enterprises for call accounting, traffic analysis, and fraud detection.
The Company has wholly-owned subsidiaries in the United States, Romania, and U.K.

2)       Accounting principles

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

3)       Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. The most significant estimates with regard to the Company's consolidated financial statements relate to revenue recognition of products and service sales using the percentage of completion method, the valuation of auction rate securities, and the impairment of goodwill and other intangible asset.

4)       Functional currency

The currency of the primary economic environment in which the operations of the Company and its subsidiaries, except the subsidiary in the U.K. as described below, are conducted is the U.S. dollar (“dollar” or “$”).  Most of the Company’s revenues are derived from sales outside of Israel, which are denominated primarily in dollars. In addition, the majority of the Company’s cash reserves and financing activities are denominated in dollars. Thus, the functional currency of the Company and its subsidiaries is the dollar.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are re-measured into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively.  For non-dollar transactions and other items (detailed below) reflected in the statements of operations, the following exchange rates are used: (i) for transactions: exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items, such as depreciation and amortization, etc.) - historical exchange rates.  The resulting currency translation gains or losses are carried to financial income or expenses, as appropriate.

The functional currency of the subsidiary in the U.K. is the British Pound. The financial statements of this subsidiary are included in consolidation, based on translation into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters” (formerly SFAS No. 52): assets and liabilities are translated at year-end exchange rates, while operating results items are translated at periodically average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1       -  SIGNIFICANT ACCOUNTING POLICIES (continued):

b.         Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and all of its subsidiaries.

2)	Inter-company balances and transactions have been eliminated in consolidation. Profits from inter-company sales, not yet realized outside the Company and its subsidiaries, have also been eliminated.

c.        Reclassifications

Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation.

d.        Cash equivalents

The Company and its subsidiaries consider all highly liquid investments, which include short-term bank deposits (up to three months from original date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

e.        Short-term bank deposits

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost.

f.         Inventories

Inventories are valued at the lower of cost or market value. Cost is determined by the “first-in, first-out” method. Most of the inventories consist of acquired hardware.

g.        Property and equipment:

1)	These assets are stated at cost less accumulated depreciation.

2)	The assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:
%
Computers and electronic equipment	15-33
(mainly 33)
Office furniture and equipment	6-7
Vehicles	15

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1       -  SIGNIFICANT ACCOUNTING POLICIES (continued):

h.       Intangible assets

These assets represent technology, backlog and customer relationship acquired (see Note 4), are stated at cost and amortized as follows:
Technology and customer relationship are amortized by the straight-line method over an estimated period of useful lives (Technology – 3-5 years; Customer relationship – 5 years).

Backlog is amortized according to the related revenue recognition. During 2008 and based on an impairment test, the Company recorded an impairment of approximately $185 thousand of the Customer Relationship.
During 2010 and based on an impairment test, the Company decided to write off the remaining balance of the Customer Relationship and the Technology in the amounts of approximately $66 thousand and $341 thousand respectively.

i.        Goodwill

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Under ASC 350 (formerly SFAS No. 142), goodwill is not amortized but rather tested for impairment at least annually. The Company performs annual testing for impairment of the goodwill during the third quarter of each year. During 2008 and as a result of impairment tests performed in the third and fourth quarters, the Company recorded impairment of approximately $3,498 thousand of its goodwill. During 2010 and as a result of impairment test performed in the third quarter, the Company recorded impairment of approximately $586 thousand of its goodwill see also Note 3.

j.        Income taxes:

1)
Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is more likely than not, that such asset will not be realized.

2)
The Company adopted the provisions of Financial Accounting Standards Board (FASB) interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an Interpretation of ASC 740-10 on January 1, 2007.

k.       Revenue recognition:

The Company’s revenues consist of revenues generated from software licensing, sales of professional services, including integration and implementation, sales of third-party hardware and software, maintenance services, managed services and training.

The Company applies the provisions of Statement of ASC 985-605, "Revenue Recognition" (formerly SOP No. 97-2) and ASC 605-35, "Construction-Type and Production-Type Contracts" (formerly SOP No. 81-1), as follows:

i)	Licenses
Revenue from sale of products is recognized when delivery has occurred, persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collection is probable. If collection is not considered probable, revenue is recognized when the fee is collected. The Company generally does not grant a right of return on products sold to customers.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1       -  SIGNIFICANT ACCOUNTING POLICIES (continued):

k.       Revenue recognition (continued):

ii)        Services
The services the Company provides consist of implementation, training, hardware installation, maintenance, support and project management. All services are priced on a fixed price basis and are recognized ratably over the period in which the services are provided except services which are recognized under the percentage-of-completion method as described below.

Products are mainly supplied with maintenance for a period of one year from delivery. When revenue on sale of the products is recognized, the Company defers a portion of the sales price and recognizes it as maintenance revenue ratably over the above period. The portion of the sales price that is deferred is determined based on the fair value of the service as priced in transactions in which the Company renders maintenance solely. Where vendor specific objective evidence for fair value cannot be determined, the entire sale is being recognized over the maintenance period. Where the services are considered essential to the functionality of the software products, both the software product revenue and the revenue related to the integration and implementation services are recognized under the percentage-of-completion method in accordance with ASC 605-35. The Company generally determines the percentage-of-completion by comparing the labor performed to date to the estimated total labor required to complete the project. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

(iii)     Managed Services
Revenues from managed services include a monthly fee for services and for right of use and are recorded as service revenues and license revenues, respectively. The monthly fee is based mainly on number of subscribers or customer’s business volume and the agreements include a minimum monthly charge. These revenues are recognized on a monthly basis. Where installation services are sold together with a managed services contract, the installation services are being recognized over the entire contract term, commencing the deployment finalization.

Deferred costs of revenues are presented net of related advances from customers.

l.         Research and development expenses

Pursuant to ASC 985-20, "Software - Costs of Software to be Sold, Leased, or Marketed" (formerly SFAS No. 86), development costs related to software products are expensed as incurred until the “technological feasibility” of the product has been established. Because of the relatively short time period between "technological feasibility" and product release, and the insignificant amount of costs incurred during such period, no software development costs have been capitalized.

m.       Allowance for doubtful accounts

The allowance is determined for specific debts doubtful of collection.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1       -  SIGNIFICANT ACCOUNTING POLICIES (continued):

n.        Stock based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" (formerly SFAS No. 123 (R)), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule using the straight-line method over the requisite service period for the entire award, net of estimated forfeitures.

o.        Earnings (loss) per share ("EPS")

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year, net of treasury shares.
Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

p.        Treasury shares

Treasury shares are presented as a reduction if shareholders' equity, at their cost to the Company, under "Treasury shares".

q.        Concentration of credit risks

Most of the Company’s and its subsidiaries' cash and cash equivalents as of December 31, 20010 and 2009 were deposited with Israeli, European and U.S. banks. The Company is not aware of any specific credit risks in respect of these banks.

The Company's revenues have been generated from a large number of customers.  Consequently, the exposure to credit risks relating to trade receivables is limited.  The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

r.        Fair Value Measurement

Effective January 1, 2008, the Company adopted ASC 820, "Fair Value Measurements and Disclosures" (formerly SFAS No. 157). This standard defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1       -  SIGNIFICANT ACCOUNTING POLICIES (continued):

r.        Fair Value Measurement (continued):

In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•
Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

s.        Recently issued accounting pronouncements:

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures”, that requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. The new and revised disclosures are required to be implemented in interim or annual periods beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward, which is required for annual reporting periods beginning after December 15, 2010. The adoption of this update did not have material impact on the Company’s consolidated financial statements.

In December 2010, the FASB amended its guidance on goodwill and other intangible assets. The amendment modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if there are qualitative factors indicating that it is more likely than not that a goodwill impairment exists.

The qualitative factors are consistent with the existing guidance which requires goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This amendment was effective for the Company’s annual reporting period ending December 31, 2010. The amendment did not have an impact on the Company’s financial position, results of operations or cash flows.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -  PROPERTY AND EQUIPMENT:

a.	Composition of assets, grouped by major classification, is as follows:

	December 31
	2010	2009
	U.S. dollars in thousands

Computers and electronic equipment	$3,908	$3,684
Land	263	263
Office furniture and equipment	346	433
Vehicles	531	556
Leasehold improvements	7	7
	5,055	4,943
Less - accumulated depreciation and amortization	4,221	3,900
	$834	$1,043

b.	Depreciation and amortization expenses totaled $ 352 thousand, $ 440 thousand and $ 541 thousand in the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 3       -  GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. The carrying value of goodwill was allocated to MIND’s reporting units pursuant to ASC 350 (formerly SFAS No. 142).

ASC 350 requires that companies not amortize goodwill, but instead test for impairment at least annually using a two-step approach. The Company evaluates goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable.

Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. Under the income approach, the Company determined fair value based on estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn.

Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates and future market conditions, among others. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment. The second step involves determining the implied value of goodwill for the reporting unit. Any excess carrying amount of goodwill over the fair value determined in the second step will be recorded as a goodwill impairment loss.

During the third quarter of 2010, the Company performed an annual impairment test. The first step for goodwill impairment testing compares the fair value of the reporting unit to its carrying value including goodwill. If the fair value is greater than the carrying value, no further analysis is necessary and no impairment exists. If the fair value is less than the carrying value, a second step is required to determine the amount of potential goodwill impairment. Based on the results of the first step, the Company performed the second step and determined that goodwill related to the acquisition of Omni was impaired. Accordingly, the Company recorded an impairment charged to its goodwill of $586 thousand.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3       -  GOODWILL (continued):

During the third quarter of 2008, the Company performed an annual impairment test and accordingly, recorded an impairment charged to its goodwill of $1,347 thousand.

As a result of the fierce deterioration in the global economic outlook during the fourth quarter of 2008, the corresponding updates in the Company's reporting units forecasts, and the reduction in the Company’s shares market price, the Company determined that there was a triggering event for re-evaluating the fair value of the goodwill. As a result, during the fourth quarter of 2008, the Company performed impairment tests and recorded an impairment charge of $2,151 thousand, out of which $1,398 thousand relate to Sentori’s acquisition, and $753 thousand relate to Omni’s acquisition.

Composition of goodwill and the changes during 2010 and 2009 are as follows:

	Year ended December 31
	2010	2009
	U.S. dollars in thousands

Balance at beginning of year	$6,029	$5,965
Impairment recognized during the year	(586)	-
Translation adjustments	(13)	64
Balance at end of year	$5,430	$6,029

NOTE 4 - INTANGIBLE ASSETS:

Composed as follows:

	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Depreciated balance
	December 31,		December 31,		December 31
	2010		2009		2010	2009
	U.S. dollars in thousands

Customer relationship	$1,050	$1,050	$1,058	$882	$-	$176
Technology	2,523	2,523	2,543	2,064	-	479
	$3,573	$3,573	$3,601	$2,946	$-	$655

Amortization expenses totaled $ 638 thousand, $ 338 thousand and $ 732 thousand in the years ended December 31, 2010, 2009 and 2008, respectively.

The expenses recorded in 2010 include an impairment charged to Customer relationship and Technology related to the acquisition of Omni in the amount of approximately $407 thousand. During the impairment test which is performed each year (see note 3) the company reassess the intangible assets for impairment by subtracting the asset's fair value from the asset's carrying value. Since acquiring Omni in 2007 the company lost two major customers and recognized impairment of customer relationship in amount of approximately $185 in 2008.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5       -  EMPLOYEE RIGHTS UPON RETIREMENT:

a.
Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds and pension funds, and by purchase of insurance policies; under labor agreements, the deposits with recognized pension funds and the insurance policies, as above, are in the employees' names and are, subject to certain limitations, the property of the employees.

The amounts accrued and the portions funded, with severance pay funds and by the insurance policies are reflected in the financial statements as follows:

	December 31
	2010	2009
	U.S. dollars in thousands

Accrued severance pay	$1,702	$1,472

Less - amounts funded (presented in “Investment and other non current assets”)	(1,512)	(1,208)

Unfunded balance	$190	$264

The amounts of accrued severance pay as above cover the Company’s severance pay liability in accordance with labor agreements in force and based on salary components which, in management’s opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.

Withdrawals from the funds are generally made for the purpose of paying severance pay.

b.	The severance pay expenses were $123 thousand, $89 thousand and $317 thousand in the years ended December 31, 2010, 2009 and 2008, respectively.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6       -  COMMITMENTS AND CONTINGENT LIABILITIES:

a.        Commitments

The Company and its subsidiaries entered into premises lease agreements that will expire in 2012.

Future minimum lease commitments of the Company and its subsidiaries under the above leases, at exchange rates in effect on December 31, 2010, are as follows:

U.S. dollars in thousands
Years ending December 31:
2011	$400
2012	227
$627

Rental expense totaled $584 thousand, $861 thousand, and $1,152 thousand in the years ended December 31, 2010, 2009 and 2008, respectively.

b.        Contingent liabilities:

1)
On August 13, 2009, a class action securities lawsuit has been filed against MIND, the Company’s Chairperson and CEO and two former officers in the U.S. District Court for the Southern District of New York. Pursuant to the provisions of the Private Securities Litigation Reform Act of 1995, the plaintiffs have asserted claims for damages in an unspecified amount for, among other things, alleged misleading statements relating primarily to the Company's investment in auction rate securities, on behalf of public investors who purchased shares of MIND C.T.I. Ltd.  (the “Company”) in the period from June 8, 2006 through February 27, 2008. The Company filed a motion to dismiss the complaint on January 29, 2010. On July 2, 2010, the U.S. District Court for the Southern District of New York issued a decision, dismissing the complaint against all defendants without leave to amend and directing the clerk to close the case.

2)
The Company has provided bank guarantees relating to future performance on certain contracts. As of December 31, 2010, contingent liabilities on outstanding bank guarantees aggregated to an amount of approximately $71 thousand. These amounts are secured by bank deposits.

3)
On November 4, 2007 a claim was filed by the Manufacturers Association of Israel against the Company in respect of amounts allegedly due to the association for membership fees. A provision was made for possible losses on the claim that, in the opinion of the Company and its management, was reasonable, at that time, based on their experience and their legal counsel’s opinion. On April 21, 2010, the claim was settled for an amount of approximately $25 thousand.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7       -  SHAREHOLDERS’ EQUITY

a.        Share capital:

The Company’s ordinary shares are traded in the United States on the NASDAQ National Market, under the symbol MNDO. The Company’s shares were also listed on the Tel-Aviv Stock Exchange until February 7, 2010.

b.        Treasury shares:

In September 2008, the Company’s Board of Directors authorized a plan for the repurchase of up to 2,100,000 of the Company’s ordinary shares in the open market, in an amount in cash of up to $2.8 million. As of December 31, 2008, the Company had repurchased 2,100,000 ordinary shares under the program at a total purchase price of approximately $1.6 million, after getting an approval by an Israeli court in accordance to the Israeli Companies Law. In February 2009, the Company’s Board of Directors authorized additional repurchase transactions of the Company’s shares in the total amount of $1.2 million pursuant to the 2008 repurchase plan. As of December 31, 2009, the Company has purchased an aggregate amount of 3,165,092 ordinary shares at a total purchase price of $2.8 million. In November, 2009 the Company’s Board of Directors authorized a new plan for the repurchase of the Company’s ordinary shares in the open market, in an amount in cash of up to $1.8 million and in February 2010 this repurchase was approved by an Israeli court in accordance to the Israel Companies Law. As of December 31, 2010, no repurchases have been made under this new plan.

c.        Dividend:

Dividends paid per share in the years ended December 31, 2010, 2009 and 2008 were $0.20, $0.80 and $0.20, respectively.

The Company paid dividends to its shareholders in the amounts of $3.7 million, $14.8 million and $4.3 million during 2010, 2009 and 2008, respectively. Since at the time of each of these distributions the Company had insufficient statutory retained earnings, the distribution was done by way of reduction of additional paid-in capital, after due approval by an Israeli court order, in accordance to the Israeli Companies Law.

In the event cash dividends are declared by the Company, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend paid in Israeli currency in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion. See also Note 8a.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7       -  SHAREHOLDERS’ EQUITY (continued):

d.        Stock option plans:

1)
In December 1998, the Board of Directors approved an employee stock option plan, which was amended in 2000 and in 2003 (the “1998 Plan”). During 2004, the Board of Directors approved an employee stock option plan (the “2000 Plan”). Under the 1998 Plan (as amended in 2000 and in 2003) and the 2000 plan, options for up to 4,306,000 ordinary shares of NIS 0.01 par value are to be granted to employees of the Company and its subsidiaries.

Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. Immediately upon issuance, the ordinary shares issuable upon the exercise of the options will confer on holders the same rights as the other ordinary shares.

The Board of Directors determines the exercise price and the vesting period of the options granted. The options vest over three to five years. Options not exercised will expire approximately 5-7 years after they are granted.

The compensation costs charged against income for all of the Company's equity remuneration plans during 2010, 2009 and 2008 were approximately $139 thousand, $143 thousand and $181 thousand, respectively without any reduction in income taxes.

As a result of a change made to Section 102 of the Israeli Income Tax Ordinance as part of the Israeli tax reform of 2003, and pursuant to an election made by the Company thereunder, employees will be subject to a lower tax rate on capital gains accruing to them in respect of Section 102 awards made after December 31, 2002.  However, the Company will not be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as it had previously been entitled to do under Section 102.

The following is a summary of the status of the 1998 Plan and 2000 plan as of December 31, 2010, 2009 and 2008, and changes during the years ended on those dates:

	Years ended December 31
	2010		2009		2008
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Options outstanding at beginning of year	888,400	$2.58	959,840	$2.73	959,010	$3.39
Changes during year:
Granted (a)	168,000	$1.38	93,000	$1.04	268,000	$1.00
Exercised	(66,000)	$1.13
Forfeited	(64,000)	$1.00	(34,500)	$1.25	(118,700)	$3.17
Expired	(89,000)	$3.84	(129,940)	$2.91	(148,470)	$3.54
Options outstanding at end of year	837,400	$2.45	888,400	$2.58	959,840	$2.73
Options exercisable at end of year	614,400	$2.87	500,300	$3.57	554,140	$3.49
Weighted average grant date fair value of options granted during the year (b)		$0.89		$0.26		$0.30

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7       -  SHAREHOLDERS’ EQUITY (continued):

d.        Stock option plans: (continued)

(a)
In 2010 the options were granted with an exercise price equal to the market price of the Company’s stock at date of three trade days from the grant approval or with an exercise price equal to Par value of NIS 0.01.

In 2009 and 2008, the options were granted with an exercise price equal to the market price of the Company’s stock at date of three trade days from the grant approval.

(b)	The fair value of each stock option granted is computed on the date of grant according to the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31
	2010	2009	2008
Dividend yield	8%	5%	6%
Expected volatility*	61%	47%	41%
Average risk-free interest rate	1.8%	1.9%	3.4%
Expected average term – in years	3.14	3.75	3.75

*          Volatility is based on historical volatility of the Company's share price for periods matching the expected term of the option until exercise.

As of December 31, 2010 there were approximately $96 thousand of total unrecognized compensation costs, net of expected forfeitures, related to nonvested share-based compensation awards granted under the stock option plan. The costs are expected to be recognized over a weighted average period of 1.02 years.

The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 were approximately $53 thousand, $0 thousand and $0 thousand, respectively. As of December 31, 2010, the aggregate intrinsic value of the outstanding options is $46 thousand, and the aggregate intrinsic value of the exercisable options is $0.

2)	The following table summarizes information about options outstanding and exercisable as of December 31, 2010:

	Options outstanding			Options exercisable
	Number	Weighted		Number	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
Range of	At	remaining	average	At	remaining	Average
exercise	December 31,	contractual	exercise	December 31,	contractual	Exercise
prices	2010	life	price	2010	life	Price
		Years			Years

$ 0.003 – 1.04	259,000	3.29	0.83	108,000	3.28	0.79
$ 1.80 – 2.21	110,000	4.43	1.95	50,000	4.20	1.80
$ 2.77 – 2.87	146,000	1.61	2.82	134,000	1.63	2.82
$ 3.24 – 3.82	222,400	1.72	3.47	222,400	1.72	3.47
$ 4.24 – 5.08	100,000	0.64	4.35	100,000	0.64	4.35
	837,400	2.41	2.45	614,400	2.00	2.87

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8       -  TAXES ON INCOME:

a.        Tax benefits under the Law for the Encouragement of Capital Investments, 1959

Substantially all of the Company’s production facilities have been granted “approved enterprise” status under the above law (including Amendment No. 60 to the law that was published in April 2005). Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which the Company earns taxable income from the approved enterprise (provided the maximum period to which it is restricted by law has not elapsed), since the Company has elected the “alternative benefits” scheme (involving waiver of investment grants).

The Company has two approved enterprises.  The period of tax benefits of the first approved enterprise, which commenced operations in 1995, expired at the end of 2004. The period of tax benefits in respect of the second approved enterprise entitled to the said benefits commenced in 2000 and expired at the end of 2009. Commencing 2005, the income derived from the first approved enterprise, according to the computation of the increase in the turnover, is subject to regular tax rates, see c. below.

According to the above law, in the event of distribution of cash dividends from income that was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed.
Due to the accumulated tax losses of the Company and as a result that the Company does not have approved enterprise taxable income, the Company expects that no additional tax liability will be incurred by the Company as a result of dividend distribution from the balance of undistributed income.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

On January 6, 2011 an amendment to the Law for the Encouragement of Capital Investment-1959 (the "Law") was published. The amendment has a substantial effect on the current provisions of the Law. The followings are the major changes in the amendment:

1.	A company located in Preferred Area A can file for both grants and tax benefits.
2.	The requisites for benefits were changed with most significant change is that the Minimum investment requirement was removed. In addition the definition of Approved entity was changed.
3.	The income attribution based on revenues was cancelled, the result is that Approved entity would be taxable on it entire income at a fixed rate.
4.	Tax exemption was cancelled.
5.	Dividend payable from preferred income would be tax exempted.
6.	The Grant Rate out of the approved investment would be up to 24%

The Tax rates applicable to Approved Industrial Enterprise would be 6% and 12% for those located in Preferred Area A or elsewhere, respectively, with effectiveness for the taxable year of 2015 and onwards. Prior to 2015 the following tax rates will be applicable:

 For the years 2011-2012 10% and 15% respectively and for the years 2013-2014 7% and 12.5% respectively.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8       -  TAXES ON INCOME: (continued)

b.        Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an “industrial company”, as defined by this law. As such, the Company is entitled to claim depreciation at increased rates for equipment used in industrial activity, as stipulated by regulations published under the inflationary adjustments law.

c.     Other applicable tax rates:

1)     Income from other sources in Israel

The income of the Company (other than income from ”approved enterprises”, see c. below) is taxed at the regular rate. In July 2004 and August 2005, amendments to the Income Tax Ordinance were enacted to effect a gradual reduction in the corporate tax rate from 36% to 25% in the following manner:  2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

On July 23, 2009, the Israel Economic Efficiency Law (Legislation Amendments for Applying the Economic Plan for 2009 and 2010), 2009 (the 2009 Amendment), became effective, stipulating, among other things, an additional gradual decrease in tax rates in 2011 and thereafter, as follows: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20% and 2016 and thereafter - 18%. Deferred income tax balances have been adjusted accordingly; the effect of such adjustment was not material.

2)    Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

d.        Deferred income taxes:
		December 31
		2010	2009
		U.S. dollars in thousands
1)	Provided in respect of the following:

	Research and development expenses	$425	$486
	Allowance for doubtful accounts	35	76
	Other	10	7
	Carryforward tax losses	4,507	6,635
	Impairment of auction rate securities
	Intangible assets	-	(143)
	Other	28	48
	Less- valuation allowance	(5,005)	(7,109)
		$-	$-
* Represents an amount less then $ 1,000.

2)
As of December 31, 2010, the Company had accumulated tax losses amounting to approximately $4.3 million. These losses are denominated in NIS and are available indefinitely to offset future taxable business income. Carryforward tax losses of the subsidiaries of the Company as of December 31, 2010 amounted to approximately $12 million.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8       -  TAXES ON INCOME: (continued)

e.        Taxes on income included in the statements of operations:

1)        As follows:
	Years ended December 31
	2010	2009	2008
	U.S. dollars in thousands
Current:
In Israel	$126	$17	$17
Outside Israel	62	67	80
	188	84	97
Deferred in Israel	-	113	110
Deferred outside Israel*	-		138
For previous years	-		180
	$188	$197	$525

* Utilization of pre-acquisition carryforward tax losses in Sentori during the year.

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see c. above), and the actual tax expense:

	Years ended December 31
	2010	2009	2008
	U.S. dollars in thousands
Income (loss) before taxes on income, as
reported in the statements of operations*	$5,044	$19,984	$(5,898)
Theoretical tax expense (benefit)	1,261	5,196	(1,593)
Less - tax benefits arising from approved
enterprise status, see a. above	(489)	5,086	1,500
	772	110	(93)
Increase (decrease) in taxes resulting from permanent differences:
Non-Israeli tax withholding which can not be offset against
Israeli income tax			17
Disallowable deductions	23	191	125
Differences between the basis of measurement
of income reported for tax purposes, and the basis of
measurement of income for financial reporting purposes	-	92	(22)
Taxes in respect of previous years	54		180
Changes in valuation allowance	(2,104)	(2,320)	937
Changes in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate and other	1,443	2,124	(619)
Taxes on income for the reported year	$188	$197	$525
* As follows:
Taxable in Israel	$5,168	$22,115	$(4,404)
Taxable outside Israel	(124)	(2,131)	(1,494)
	$5,044	$19,984	$(5,898)

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8       -  TAXES ON INCOME: (continued)

f.         Tax assessments

The Company has received final assessments from the tax authorities, through the year ended December 31, 2005. The subsidiaries, except Omni, have not been assessed since incorporation. Omni has received final tax assessments through tax year 2006.

NOTE 9       -  SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.        Cash and cash equivalents

The balance as of December 31, 2009 and 2008 includes $ 11.5 million and $ 4.6 million, respectively, of highly liquid bank deposits. The deposits are denominated in dollars and, as of December 31, 2009, bear weighted average annual interest of 0.48%.

b.        Accounts receivable:
		December 31
		2010	2009
		U.S. dollars in thousands
1)	Trade:
	Open accounts	$2,020	$1,910
	Less - allowance for doubtful accounts *	(435)	(664)
		$1,585	$1,246

		Years ended December 31
		2010	2009	2008
		U.S. dollars in thousands

*	The changes in allowance for doubtful
	accounts are composed as follows:
	Balance at beginning of year	$664	$850	$751
	Increase (decrease) during the year	(201)	251	276
	Bad debt written off	(28)	(437)	(177)
	Balance at end of year	$435	$664	$850

		December 31
		2010	2009
		U.S. dollars in thousands
2)	Other:
	Government of Israel	$79	$92
	Employees	19	18
	Sundry	56	91
		$154	$201

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9       -  SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

c.        Accounts payable and accruals - other:

	December 31
	2010	2009
	U.S. dollars in thousands

Payroll and related expenses	$586	$568
Government institutions	238	237
Accrued vacation pay	76	181
Accrued expenses and sundry	336	595
	$1,236	$1,581

NOTE 10     -  SELECTED STATEMENT OF OPERATIONS DATA:

a.        Revenues:

1)
The Company's revenues derive from sale of software products in one operating segment. The Company has two product lines: (i) product line “A” - billing and customer care solutions for service providers; and (ii) product line “B” - call accounting and call management solutions for enterprises. Revenues from Sentori and Omni product lines are included in product line “A”.

Following are data regarding revenues classified by product lines:
	Years ended December 31
	2010	2009	2008
	U.S. dollars in thousands

Product line “A”	$15,717	$15,040	$16,251
Product line “B”	4,169	2,534	3,222
	$19,886	$17,574	$19,473

2)	Following are data regarding geographical revenues classified by geographical location of the customers:
	Years ended December 31
	2010	2009	2008
	U.S. dollars in thousands

United States	$9,137	$7,461	$7,754
United Kingdom	850	2,472	2,715
Italy	1,483	1,860	1,836
Rest of Europe	5,456	3,987	5,310
Israel	1,053	823	961
Other	1,907	971	897
	$19,886	$17,574	$19,473

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10    -  SELECTED STATEMENT OF OPERATIONS DATA (continued):

a.        Revenues (continued):

2)	cont:

Property and equipment – by geographical location:

	December 31
	2010	2009
	U.S. dollars in thousands

Israel	$425	$588
Romania	393	378
United Kingdom	14	69
United States	2	8
	$834	$1,043

b.        Research and development expenses:
	Years ended December 31
	2010	2009	2008
	U.S. dollars in thousands

Payroll and related expenses	$3,185	$3,391	$4,437
Depreciation and amortization	168	187	241
Other	704	870	1,485
	$4,057	$4,448	$6,163

c.        Selling and marketing expenses:

Payroll and related expenses	$1,584	$1,593	$2,365
Depreciation and amortization	142	218	282
Travel and conventions	166	111	268
Commissions	12	17	15
Other	215	281	390
	$2,119	$2,220	$3,320

d.       General and administrative expenses:

Payroll and related expenses	$1,065	$1,171	$1,406
Depreciation and amortization	71	83	67
Professional services	331	764	485
Attorney’s fees reimbursement	-	(420)	-
Allowance for doubtful accounts and bad debts	(201)	324	250
Other	289	402	267
	$1,555	$2,324	$2,475

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10    -  SELECTED STATEMENT OF OPERATIONS DATA (continued):

e.        Auction rate Security Settlement

In September 2009, the company recognized an income of $18.5 million due to the settlement of a claim the company filed in an arbitration proceeding against an investment firm that purchased Auction Rate Security (“the Security”) for the company’s account. The Company was also reimbursed by the investment firm for $0.4 million of the Company’s legal costs. The reimbursement was recorded as a reduction of General and Administrative expenses (see d. above). As of December 31, 2009, the Company had recognized losses in the aggregated amount of $20.3 million related to the investment in the Security.

f.        Other financial income (expenses) - net:

	Years ended December 31
	2010	2009	2008
	U.S. dollars in thousands

Income:
Interest on bank deposits and short-term investments	$94	$86	$213
Interest on long-term securities	-	158	707
Non-dollar currency gains - net	-	53	-
	94	297	920
Expenses:
Non-dollar currency losses – net	(19)	-	(288)
Bank commissions and other	(26)	(41)	(64)
	(45)	(41)	(352)
	$49	$256	$568
g.       Earnings per ordinary share (“EPS”)

Following are data relating to the weighted average number of shares for the purpose of computing EPS:

	Years ended December 31
	2010	2009	2008
	U.S. dollars in thousands

Weighted average number of shares
issued and outstanding - used in
computation of basic EPS	18,467	19,012	21,473
Add - incremental shares from assumed
exercise of options	146	-	-
Weighted average number of shares used
in computation of diluted EPS	18,613	19,012	21,473

In the years ended December 31, 2010, 2009 and 2008, options that their effect was anti-dilutive, were not taken into account in computing the diluted earning per share.

The number of options that could potentially dilute EPS in the future and were not included in the computing of diluted EPS is 508,400 options for 2010, 888,400 options for 2009 and 959,840 options for 2008.